AM
7-12-2005

05041636

SECU SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49492

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRISMA & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

790 FRONTAGE ROAD SUITE 215
(No. and Street)

Northfield IL 60093
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
S SANKARAN 847 604 3423 or 847 977 9716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JEFFREY BAER & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

38 N WHITNEY ST GRAYSLAKE IL 60030
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 13 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM
7-12-2005

OATH OR AFFIRMATION

I, SRIKANTH SANKARAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRISMA & COMPANY, as of December, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN TO AND SUBSCRIBED BEFORE ME THIS 30th DAY OF April, 2005
WITNESS MY HAND AND OFFICIAL SEAL.
NOTARY PUBLIC Rosa Chevez

Signature

President

Title

Notary Public

OFFICIAL SEAL
ROSA CHEVEZ
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/05/08

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRISMA & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND RECONCILIATION WITH THE COMPANY'S CORRESPONDING UNAUDITED PART 11A FOCUS REPORT FILING
As of December 31, 2004

		Computation of Company in Unaudited Filing		Difference Add (Deduct)		Computation of Company Based on Audited Filing
1. Total ownership equity		$428,463		$(410,060)		$ 18,403
2. Deduct: Ownership equity not allowable for net capital		-		-		-
3. Total Ownership equity qualified not net capital		$428,463		$(410,060)		$ 18,403
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-		-		-
B. Other (deductions) or allowable credits		-		-		-
5. Total capital and allowable subordinated liabilities		$428,463		$(410,060)		$ 18,403
6. Deductions and/or charges:						
A. Total nonallowable assets	$ -		-	-	$ -	
1. Additional charges for customers' and noncustomers' security accounts	-		-		-	
B. Aged fail-to-deliver:						
1. Number of items	-		-		-	
C. Aged short security differences less:						
1. Reserve						
2. Number of items	-		-		-	
D. Secured demand note deficiency	-		-		-	
E. Commodity futures contracts and spot commodities proprietary capital charges	-		-		-	
F. Other deduction and/or charges	-		-		-	
G. Deductions for accounts carried under Rule 15c(3-1)(a)(6), (a)(7) and (c)(2)(x)	-	-		$ - 0 -	-	-
7. Other additions and/or allowable credits	-	-	-	-	-	-
8. Net capital before haircuts on securities positions		$428,463		$(410,060)		$ 18,403

PRISMA & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND RECONCILIATION WITH
THE COMPANY'S CORRESPONDING UNAUDITED PART 11A FOCUS REPORT FILING
As of December 31, 2004

	Computation of Company in Unaudited Filing		Difference Add (Deduct)		Computation of Company Based on Audited Filing	
9. Haircuts on securities (computed where applicable, pursuant to Rule 15c3-(f):						
A. Contractual securities commitments	-		-		-	
B. Subordinated securities borrowings	-		-		-	
C. Trading and investment securities:						
1. Bankers' acceptances, certificates of deposit and commercial paper	-		-		-	
2. U.S. and Canadian government obligations	-		-		-	
3. State and municipal government obligations	-		-		-	
4. Corporate obligations	-		-		-	
5. Stocks and warrants	-		-		-	
6. Options	-		-		-	
7. Arbitrage	-		-		-	
8. Other securities	-		-		-	
D. Undue concentration	-		-		-	
E. Other - Money Market	(48)	(48)	-		-	(48)
10. Net Capital		$428,415		$(410,060)		$ 18,355
Computation of Basic Net Capital Requirement						
11. Minimum net capital required 6-2/3% of total aggregate indebtedness.		$ - 0 -		$ -		$ - 0 -
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		$ 5,000		$ -		$ 5,000
13. Net capital requirement		$ 5,000		$ -		$ 5,000
14. Excess net capital		$423,415		$(410,060)		$ 13,355
15. Excess net capital or (net capital deficiency at $1,000% (line 10 less 10% of line 18)		$428,415		$(410,060)		$ 18,355